EXHIBIT 3.85
Articles of Association
of
SIG Euro Holding AG & Co. KGaA
with its registered office in Linnich

Articles of Association
I.
General Provisions
Section 1
Name, Registered Office and Financial Year
(1)	The name of the Company is
SIG Euro Holding AG & Co. KGaA
(2)	It has its registered office in Linnich.

(3)	The financial year shall be the calendar year.
Section 2
Purpose of the Business
The purpose of the business is to invest in companies of all kinds in Germany and abroad, to manage the holding companies, and to perform services vis-à-vis the holding companies.
Section 3
Notices
Company announcements shall appear solely in the electronic version of the German Federal Gazette, unless otherwise required by law.
II.
Share Capital and Shares
Section 4
Share Capital
The Company’s share capital shall be €10,000,000.00 (in words: ten million euro).
Section 5
Shares
(1)	The share capital is divided into 10,000 no-par value registered shares.

(2)	The form of the share certificates and the profit participation certificates and renewal coupons is determined by the general partner. Global certificates may be issued. The shareholders in the limited partnership have no claim to securitisation of their shares.

(3)	In the case of a capital increase, the profit-sharing payment for new shares may differ from that under Section 60 (2) of the German Stock Corporation Act.
III.
General Partner

Section 6
General Partner
(1)	The general partner is
SIG Reinag AG with its registered office in Neuhausen, Switzerland
(2)	The general partner must make a capital contribution in cash which must not be made to the share capital. The capital contribution by the general partner was increased by €307,000.00 from €1,000,000.00 to €1,307,000.00, effective as of midnight on 31 December 2005, as a result of the resolution of 27 October 2005 to amend the Articles of Association. The general partner must not make the added portion of the increased capital contribution in cash but instead by contributing its interest in the limited partner SIG Combibloc Vermögensverwaltungs-GmbH & Co. KG with its registered office in Linnich to the Company (contribution in exchange for granting of company shares), with fulfilment taking effect vis-à-vis the shareholders in the limited partnership and the Company. The contribution must take effect as of midnight on 31 December 2005.

(3)	The general partner’s shares are freely transferable.
Section 7
Legal Relationship with the General Partner
The legal relationship between the Company and the general partner is regulated by agreement between the general partner and the General Meeting, unless it is specified as a requirement by law or in the Articles of Association.
Section 8
Management and Liability Compensation
The general partner receives compensation in accordance with Section 23 Paragraph 2 of these Articles of Association for its management activities and its assumption of liability.
IV.
Management and Representation
Section 9
Representation
(1)	The general partner is entitled to represent the Company individually in accordance with legal regulations.

(2)	In representing the Company, the personally responsible partner is released from the restrictions of Section 181 BGB, 2nd alternative (multiple representation). If the members of the Administrative Board or other persons explicitly entitled to sign for the Company at the general partner are released from the restrictions of Section 181 BGB, 2nd alternative (multiple representation), this also applies to transactions by the members of the Administrative Board or other persons explicitly entitled to sign for the Company at the Company’s general partner or third parties it represents.
Section 10
Management
(1)	Management is solely the responsibility of the general partner.

(2)	The general partner may establish rules of procedure for itself if these are not established by the General Meeting. The rules of procedure or a resolution by the General Meeting can specify that particular types of transactions may be executed only with the approval of the General Meeting. The shareholders in the limited partnership do not have a right to object in the case of extraordinary transactions in accordance with Section 164 Sentence 1, 2nd half of sentence.
V.
Supervisory Board
Section 11
Composition and Term of Office
(1)	The Supervisory Board consists of twelve members, of whom six are elected by the Shareholder’s Meeting and the remaining six are elected in accordance with the 1976 Mitbestimmungsgestz (MitbestG — Co-Determination Act).

(2)	The Supervisory Board members are elected for a term lasting until the end of the General Meeting which decides on the approval of their actions for the fourth financial year after the beginning of their term of office. The financial year in which their term of office begins is not included here. The General Meeting can specify a shorter term of office for members representing the shareholders in the limited partnership at the time of their election. The successor of a member who leaves office before the end of his or her term of office is elected for the remaining term of office of the departing member, unless otherwise specified by the General Meeting.

(3)	The members of the Supervisory Board may resign from their positions by providing the Chairperson of the Supervisory Board or the general partner with a written declaration, giving at least four weeks notice. If good reason is given, the declaration may be made without notice.
Section 12
Chairperson and Deputy Chairperson of the Supervisory Board
(4)	The Supervisory Board elects a Chairperson and a Deputy Chairperson from among its members in accordance with Section 27 (1) and (2) of the 1976 Co-Determination Act for the term of office specified in Section 11 (2) of these Articles of Association. This election is carried out following the General Meeting at which the Supervisory Board members to be elected by the General Meeting are appointed, at an ordinary (not specially convened) meeting. If the Chairperson or Deputy Chairperson leaves office early, the Supervisory Board must elect a new Chairperson or Deputy Chairperson for the remaining term of office of the one who left office.

(5)	If the Chairperson and Deputy Chairperson are prevented from carrying out their obligations, then the oldest member of the Supervisory Board shall assume these obligations until the Chairperson or Deputy Chairperson can reassume them.
Section 13
Committees
(6)	The Supervisory Board may appoint one or several committees from among its members. Where permitted by law, decision-making authorisations of the Supervisory Board may be delegated to the committees.

(7)	The regulations in Sections 14 and 15 apply accordingly to the procedure for the committees. The committee may elect a Chairperson from among its members if no Chairperson is elected by the Supervisory Board.

Section 14
Convening
(8)	The meetings of the Supervisory Board are convened by the Chairperson in writing, by telefax or by e-mail at least 14 days in advance. The date of the invitation’s dispatch and the date of the meeting shall not be included when calculating the aforementioned deadline term. In urgent cases, the Chairperson can shorten the notice period and convene the meeting verbally, by telephone, by telefax or by e-mail.

(9)	The individual items on the agenda are to be stated together with the invitation. Additions to the agenda must be stated before the end of the notice period for convening the meeting.

(10)	The Chairperson may cancel or postpone a meeting he or she has convened with due consideration.

(11)	The Supervisory Board should meet once every quarter of the calendar year, and must meet once every half of the calendar year.
Section 15
Adoption of Resolutions
(12)	As a rule, resolutions by the Supervisory Board shall be formulated during meetings. The Chairperson shall determine the order in which the agenda items will be discussed and the type and order of voting. Resolutions can be adopted regarding agenda items which were not announced in good time only if no member objects to this procedure. In such cases, absent members must be given the opportunity to object to the resolution within an appropriate deadline set by the Chairperson. The resolution becomes effective only after no absent member has objected to it by this deadline.

(13)	Outside meetings, resolutions can be adopted by a casting of votes in writing, verbally, by telefax or by e-mail, provided all members agree to the type of voting proposed by the Chairperson or participate in it. Such resolutions are set down in writing by the Chairperson and sent to all members.

(14)	The Supervisory Board constitutes a quorum when at least half of the members it is required to consist of participate in the resolution process. A member shall also be deemed to take part in the voting when he abstains from voting. Absent members can participate in the resolution process by casting a vote in writing and having this submitted on by another Supervisory Board member.

(15)	Resolutions by the Supervisory Board require a majority of the votes cast, unless a different majority is specified by law. If a vote results in a tie and a repeated vote on the matter also results in a tie, the Chairperson shall have two votes. The second vote can also be cast in writing in accordance with Paragraph 3 Sentence 3.

(16)	The Chairperson or — if the Chairperson is unable — the Deputy Chairperson is authorised to make the declaration of intent required for carrying out resolutions of the Supervisory Board and its committees on behalf of the Supervisory Board. Only the Chairperson or — if he or she is unable — the Deputy Chairperson is authorised to receive declarations for the Supervisory Board.
Section 16
Duty to Maintain Secrecy
The members of the Supervisory Board must maintain secrecy — including after they leave office — with regard to confidential information and Company secrets, i.e. business and trade secrets, which they encounter as part of their activities on the Supervisory Board. If a member of the Supervisory Board wishes to pass on to third parties information which may possibly be confidential or involve Company secrets, then he or she is obligated to inform the Chairperson of the Supervisory Board in advance and to give the Chairperson the opportunity to comment.
Section 17
Amendments to the Wording of the Articles of Association
The Supervisory Board is authorised to resolve amendments to the Articles of Association that only affect the wording.
Section 18
Remuneration
Expenses of members of the Supervisory Board, including value added tax incurred on this, are reimbursed. The General Meeting can decide on annual remuneration of the Supervisory Board members.
VI.
General Meeting
Section 19
Convening
Unless otherwise required by law, the General Meeting is convened by the general partner.
Section 20
Chairing of the Meeting
(1)	The General Meeting is presided over by the Chairperson of the Supervisory Board or another member of the Supervisory Board appointed by the Chairperson from among the Supervisory Board members elected by the shareholders in the limited partnership. If the Chairperson of the Supervisory Board is unable to attend and does not appoint another member of the Supervisory Board, then the General Meeting elects its chairperson from among the Supervisory Board members.

(2)	The chairperson leads the negotiations and determines the order of the agenda items and the type of voting.
Section 21
Adoption of Resolutions
(3)	Resolutions shall be adopted by a simple majority of the votes cast, unless stricter requirements are stipulated by law or in these Articles of Association.

(4)	Each share entitles the holder to one vote at the General Meeting.

(5)	If resolutions require the approval of the general partner, then its management informs the General Meeting of whether the resolutions are approved or refused.
VII.
Annual Financial Statements and Distribution of Profits
Section 22
Annual Financial Statements

(1)	The general partner must prepare the annual statements and if necessary the management report for the previous financial year in line with the legal regulations and must submit these to the auditors and subsequently to the Supervisory Board for examination, together with the audit report and a proposal for the appropriation of profits. The Supervisory Board reports on the result of its examination in writing to the General Meeting.

(2)	The annual financial statements are approved through resolution by the General Meeting with the approval of the general partner.
Section 23
Profit Entitlement of the General Partner
(3)	The basis amount for the profit entitlement of the general partner is the net profit for the year, calculated according to the regulations for limited companies and as it would result
•	without including profit share attributable to the general partner (including remuneration for management activities and the assumption of liability),

•	without including the expenses from the corporate income tax plus solidarity surcharge attributable to the profit share of the shareholders in the limited partnership and the income from the reversal of provisions for the above taxes or the reimbursement of such taxes,

•	including the depreciation of hidden reserves which appears in the supplementary balance sheets under fiscal law to be prepared by German group partnerships in addition to the balance sheets for financial reporting purposes,

•	including the ongoing losses under commercial law of German group partnerships.
(4)	The general partner receives a fixed amount of €1,020,000.00 (pro rata temporis if appropriate) as remuneration for its management activities and its assumption of liability. It also receives a fixed amount of €250,000.00 (pro rata temporis if appropriate) for its capital contribution.

(5)	If the basis for measurement calculated as described in Paragraph 1 is positive, the general partner receives for its capital contribution — in addition to the remuneration granted in line with Paragraph 2 — an annual profit share in the amount of the ratio of the capital contribution (Section 6 (2)) to the equity of the partnership limited by shares less the capital account of the general partner plus the capital contribution of the general partner as at 1 January of the relevant financial year (pro rata temporis if appropriate) in relation to the basis amount. However, the profit entitlement is limited to the positive basis amount after deduction of the above remuneration in line with Paragraph 2 in all cases.

(6)	In the case of a loss, the liable partner shares in this in the amount of the ratio of the capital contribution (Section 6 (2)) to the equity of the partnership limited by shares less the capital account of the general partner plus the capital contribution of the general partner as at 1 January of the relevant financial year (pro rata temporis if appropriate) in relation to the basis amount. If the capital account of the general partner has been reduced due to losses, then profits attributable to the general partner in subsequent financial years (but not the remuneration in line with Paragraph 2) must first be used to fill the capital amount up to the amount of the capital contribution.

(7)	For all withdrawals by the general partner, the mandatory withdrawal restrictions of Section 288 of the German Stock Corporation Act must be observed.

(8)	In addition to the above paragraphs, it applies that the general partner shall in no case share in profits of the Company from the disposal of equity investments of the Company to subsidiaries or sub-subsidiaries (subordinate equity holdings).

Section 24
Distribution of Earnings among the Shareholders
(9)	The basis for the distribution of earnings among the shareholders in the limited partnership is the Company’s net retained profits (the net profit for the year this includes already reduced by the amount of the remuneration / the general partner’s profit share in line with Section 23 (2) and (3)).

(10)	The net retained profits are distributed among the shareholders in the ratio of their nominal contributions to the share capital, with the minority shareholder receiving an annual maximum profit share of €100,000.00. A share profit beyond the guarantee dividend of €100,000.00 is attributable to the majority shareholder in the limited partnership.

(11)	After the end of a financial year, the general partner may — with the approval of the Supervisory Board — distribute an interim dividend to the shareholders in accordance with Section 59 of the German Stock Corporation Act.
VIII.
Concluding Provisions
Section 25
Termination
(1)	The general partner may terminate the relationship to the Company if there is good cause.

(2)	In the event that the general partner leaves the Company due to termination as above or for another reason, only its equity as shown in the accounts shall be returned to it as compensation (not an interest in the hidden reserves or in goodwill).
Section 26
Liquidation
(3)	In the event of the Company’s liquidation, it is liquidated by the management of the general partner, unless the General Meeting appoints other persons as the liquidator.

(4)	Company assets which remain following the entitlement of liabilities and provisions are distributed exclusively between the shareholders in the limited partnership — after payment of the pro rata equity of the general partner as shown in the accounts — as follows:

They are distributed in the ratio of the shareholders’ interest in the share capital of the Company. As compensation for the limitation of the profit entitlement of the minority shareholder in the limited partnership, this party is guaranteed a share in the remaining assets after liquidation (provided these are sufficient for this) in the amount that its share in the share capital including the pro rata capital reserves generates an annual interest rate of 15%.

(5)	Only its equity as shown in the accounts is returned to the general partner. In no case does it receive an interest in the hidden reserves or in goodwill.
Section 27
Partial Nullity
If an individual provision of these Articles of Association is entirely or partially invalid or loses its validity at a later stage, or if these Articles of Association are found to contain an omission, the validity of the other provisions remains unaffected. Insofar as is legally permissible, an appropriate regulation should be found to replace the invalid provision or to remedy the omission, which most closely corresponds to the sense and purpose of these Articles of Association. If the invalidity of a provision results from a quantity of performance or time (period or deadline) specified therein, then the legally permissible quantity closest to the provision shall replace the agreed quantity.
Section 28
Formation Costs and Assumption of Formation Expenses in Accordance with Section 243 (I) Sentence 2 of the Umwandlungsgesetz (UmwG — Transformation of Companies Act)
(6)	All costs for the transformation and the establishment of the Company shall be borne by the Company up to an amount of €185,000.00.

(7)	In the Articles of Association (Section 3 (4)) of SIG Euro Holding GmbH, the following was regulated as formation expenses:
“(4) The Company bears all formation expenses up to an amount of DM 30,000.00.”